Exhibit 10.10

May 3, 2019

Mr. Artur Bergman

Re:	Employment Terms

Dear Artur:

Fastly, Inc. (“Fastly” or the “Company”) is pleased to offer you continued employment as Chief Executive Officer (“CEO”) pursuant to the terms set forth in this offer letter agreement (the “Agreement”). Capitalized terms will have the definitions and meanings set forth herein.

1. Duties and Reporting Relationship. As CEO, you will report to the Company’s Board of Directors (the “Board”). You will be responsible for the general management of the affairs of the Company and you may be asked to perform other duties as our business needs dictate. You will work primarily out of the Company’s office in San Francisco, California. Of course, the Company may change your position, reporting relationship, duties and work location from time to time in its discretion, subject to the other terms in this Agreement.

2. Base Salary. Effective May 1, 2019, you will be paid a base salary at an annual rate of $504,000 subject to applicable deductions and withholdings, and paid on the Company’s normal payroll schedule. As a full-time, salaried, exempt employee, you will be expected to work the Company’s normal business hours and additional hours as required by your job duties, and you will not be eligible for overtime pay. The Company retains discretion to modify your compensation from time to time, subject to the other terms in this Agreement.

3. Standard Benefits and Paid Time Off. You will remain eligible to participate in all benefits which Fastly makes generally available to its regular full-time employees in accordance with the terms and conditions of the benefit plans and Company policies, including health insurance, dental insurance, paid time off and holidays. The Company reserves the right to modify or cancel any or all of its benefit programs at any time. Further details about Fastly’s benefit plans are available for your review in the benefit Summary Plan Documents.

4. Equity Compensation. The Company had previously granted you options to purchase shares of the Company’s common stock (the “Option”) and Restricted Stock Units (“Restricted Stock Units”), pursuant to the Company’s 2011 Equity Incentive Plan (the “Plan”), and all such previously granted equity shall continue to be governed by the terms of the applicable grant agreements and the Plan.

5. Expenses. During your employment, your reasonable, documented business expenses will be reimbursed by the Company in accordance with its standard policies and practices.

6. Confidentiality, Arbitration and Policies. Your signed Employee Confidential Information and Inventions Assignment Agreement (attached as Exhibit A) remains in full force and effect. In connection with this Agreement, you will be required to sign and comply with the Company’s Arbitration Agreement (attached as Exhibit B). In addition, you will continue to abide by all applicable Fastly policies and procedures as may be in effect from time to time, including but not limited to its employment policies, and from time to time you will be required to acknowledge in writing that you have reviewed and will comply with the Company’s policies. Furthermore, the Company will consider reasonable modifications to its insider trading policy to allow for non-margin pledging of shares.

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7. At-Will Employment Relationship. Your employment remains at-will, which means that your employment is not for any fixed period of time, and it is terminable at-will. Thus, either you or the Company may terminate your employment relationship at any time, with or without cause, and with or without advance notice. Although not required, the Company requests that you provide at 30 day’s advance written notice of your resignation, to permit you and the Company to arrange for a smooth transition of your workload and attend to other matters relating to your departure.

8. Severance Benefits.

(a) Involuntary Termination Other than for Cause or Voluntary Termination for Good Reason During the Change of Control Period. If, within the period commencing three (3) months prior to a Change of Control and ending eighteen (18) months following a Change of Control (the “Change of Control Period”): (i) you terminate your employment with the Company (or any parent or subsidiary of the Company) for “Good Reason”; or (ii) the Company (or any parent or subsidiary of the Company) terminates your employment for other than “Cause”, and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder), and subject to the conditions in Section 8(d) below, the Company will provide you with the following severance benefits (the “CIC Severance Benefits”):

(i) Cash Severance. You will receive cash severance in an amount equal to twenty-four (24) months of your then current base salary and target annual bonus (for the year in which the Separation of Service occurred, if any) as of the Separation from Service date (the “Cash Severance”). The Cash Severance will be paid in one lump sum on the 60th day following your Separation from Service.

(ii) Pro-Rata Target Bonus. If you are eligible to receive a bonus in the year of your Separation from Service date, you will receive an additional cash severance payment, less applicable deductions and withholdings, equal to the amount of your target annual bonus for the calendar year in which your employment is terminated, prorated based upon the number of days you provided services during the year in which your employment termination occurred, and if such termination occurs after the end of the applicable bonus year but before the bonus payment date, you will receive your full target bonus for the applicable year (the “Bonus Severance”). The Bonus Severance will be paid in one lump sum on the 60th day following your Separation from Service.

(iii) COBRA Severance. If you timely elect continued coverage under COBRA, the Company will continue to pay the cost of your health care coverage in effect at the time of your employment termination for a maximum of eighteen (18) months (the “COBRA Severance”). The Company’s obligation to pay the COBRA Severance on your behalf will cease if you obtain health care coverage from another source (e.g., a new employer or spouse’s benefit plan), unless otherwise prohibited by applicable law. Notwithstanding the above, if the Company determines in its sole discretion that it cannot provide the foregoing COBRA Severance without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide to you a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue your group health coverage in effect on the date of your termination (which amount shall be based on the premium for the first month of COBRA coverage), which payments shall be made on the last day of each month regardless of whether you elect COBRA continuation coverage and shall end on the earlier of (x) the date upon which you obtain other employment or (y) the last day of the third calendar month following your Separation from Service date.

(iv) Accelerated Vesting. The Company shall immediately vest as to one hundred percent (100%) of the then unvested Option shares. The Options shall remain exercisable following the termination of employment for the period prescribed in the respective option agreements. Additionally, all of your then outstanding unvested time-based Restricted Stock or Restricted Stock Units (collectively, the

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“Restricted Stock Units”) shall immediately vest as to one hundred percent (100%) of the then unvested Restricted Stock Units that have a time-based vesting schedule. All other unvested Company equity compensation (other than performance-based awards) held by you shall also immediately vest as to one hundred percent (100%) of the then unvested equity compensation. Vesting of any performance-based awards shall be treated as set forth in the award agreement governing the applicable Performance Award. In the event that your termination occurs prior to the consummation of the Change of Control, the vesting acceleration set forth in this section shall be contingent upon the consummation of the Change of Control transaction. If, in connection with a Change of Control, unvested Options, Restricted Stock Units or other equity held by you will be terminated as a result of the successor entity electing not to assume or continue such equity interests, then one hundred percent (100%) of the unvested Options, Restricted Stock Units or other equity interests will become vested immediately prior to the consummation of the Change of Control transaction.

(b) Involuntary Termination Other than for Cause or Voluntary Termination for Good Reason Not in Connection with a Change of Control. If, at any other time other than during the Change in Control Period), the Company terminates your employment without Cause or you resign for Good Reason, provided such termination or resignation constitutes a Separation from Service (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), then subject to your compliance with the terms of this Agreement, the Company will provide you with the following severance benefits (the “Non-COC Severance Benefits”):

(i) Cash Severance. You will receive cash severance in an amount equal to eighteen (18) months your then current base salary and target annual bonus (for the year in which the Separation of Service occurred, if any) as of the Separation from Service date (the “Cash Severance”). The Cash Severance will be paid in one lump sum on the 60th day following your Separation from Service.

(ii) COBRA Severance. If you timely elect continued coverage under COBRA, the Company will continue to pay the cost of your health care coverage in effect at the time of your employment termination for a maximum of eighteen (18) months (the “COBRA Severance”). The Company’s obligation to pay the COBRA Severance on your behalf will cease if you obtain health care coverage from another source (e.g., a new employer or spouse’s benefit plan), unless otherwise prohibited by applicable law. Notwithstanding the above, if the Company determines in its sole discretion that it cannot provide the foregoing COBRA Severance without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide to you a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue your group health coverage in effect on the date of your termination (which amount shall be based on the premium for the first month of COBRA coverage), which payments shall be made on the last day of each month regardless of whether you elect COBRA continuation coverage and shall end on the earlier of (x) the date upon which you obtain other employment or (y) the last day of the third calendar month following your Separation from Service date.

(iii) Accelerated Vesting. Each of your: (i) equity awards that is subject to time-based vesting that is outstanding as of the date of your Separation from Service shall accelerate and become vested and, if applicable, exercisable as to the number of shares subject to such equity award that would have vested if you had completed an additional twelve (12) months employment following the date on which your Separation from Service occurred: and (ii) equity awards that is subject to performance-based vesting that is outstanding as of the date of your Separation from Service shall accelerate and become vested and, if applicable, exercisable as to the number of shares subject to such equity award that would have vested if you had completed an additional 12 months employment following the date on which your Separation from service occurred, on a pro-rated basis and based on your actual level of achievement of the applicable equity award as of the date on which your Separation from Service occurred. Subject to your compliance with the requirements of this Section 8, including but not limited to your execution and non-revocation of the Release within the time period set forth therein, the foregoing accelerated vesting will be effective as of your Separation from Service.

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(c) Voluntary Resignation; Termination for Cause. If, at any time, your employment with the Company terminates: (i) voluntarily by you other than for Good Reason or due to disability; or (ii) for Cause by the Company; then you shall not be entitled to receive severance or other benefits except for those (if any) as may then be established under the Company’s then existing benefits plans and practices or pursuant to other written agreements with the Company.

(d) Conditions for Receipt of Severance. Your receipt of the benefits under Sections 8(a) and (b) is conditioned upon: (i) you continuing to comply with your obligations under your Employee Confidential Information and Inventions Assignment Agreement; and (ii) you delivering to the Company an effective, general release of claims in favor of the Company that is substantially in the form of Exhibit C within the applicable time period set forth therein.

(e) Exclusive Remedy. In the event of a termination of your employment, the provisions of this Section 8 are intended to be and are exclusive and in lieu of any other rights or remedies to which you or the Company may otherwise be entitled, whether at law, tort or contract, in equity, or under this Agreement or any other agreement with the Company. You shall not be entitled to any benefits, compensation or other payments or rights upon termination of employment other than those benefits expressly set forth in this Section 8.

(f) Section 409A.

(i) Notwithstanding anything to the contrary in this Agreement, if you are a “specified employee” within the meaning of Section 409A of the Code, and the final regulations and any guidance promulgated thereunder (“Section 409A”) at the time of your separation from service (as such term is defined in Section 409A), then the cash severance benefits payable to you under this Agreement, if any, and any other severance payments or separation benefits that may be considered deferred compensation under Section 409A (together, the “Deferred Compensation Separation Benefits”) otherwise due to you on or within the six (6) month period following your separation from service shall accrue during such six (6) month period and shall become payable in a lump sum payment on the date six (6) months and one (1) day following the date of your separation from service. All subsequent payments, if any, shall be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if your death follows your separation from service but prior to the six (6) month anniversary of your date of separation from service, then any payments delayed in accordance with this Section shall be payable in a lump sum as soon as administratively practicable after the date of your death and all other Deferred Compensation Separation Benefits shall be payable in accordance with the payment schedule applicable to each payment or benefit.

(ii) It is the intent of this Agreement to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder shall be subject to the additional tax imposed under Section 409A, and any ambiguities herein shall be interpreted to so comply. The Company and you agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition under Section 409A prior to actual payment to you.

(iii) Notwithstanding any other provisions of this Agreement, your receipt of severance payments and benefits under this Agreement is conditioned upon you signing and not revoking the Release and subject to the Release becoming effective within sixty (60) days following your termination of employment (the “Release Period”). No severance will be paid or provided until the Release becomes effective. No severance will be paid or provided unless the Release becomes effective during the Release Period. In the event your separation from service occurs on or after November 1 of any year, any severance will be paid in arrears on the first payroll date to occur during the following calendar year, or such later time as required by Section 409A.

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9. Golden Parachute Excise Tax Best Results. In the event that the severance and other benefits provided for in this agreement or otherwise payable to you: (a) constitute “parachute payments” within the meaning of Code Section 280G and (b) would be subject to the excise tax imposed by Section 4999 of the Code, then such benefits shall be either:

(a) Delivered in full, or

(b) Delivered as to such lesser extent which would result in no portion of such severance benefits being subject to excise tax under Section 4999,

whichever of the foregoing amounts, taking into account the applicable federal, state and local income and employment taxes and the excise tax imposed by Section 4999, results in the receipt by you, on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. Unless both the Company and you otherwise agree in writing, any determination required under this Section 9 will be made in writing by an accounting firm or other tax expert selected by the Company or such other person or entity to which the parties mutually agree (the “Accountants”), whose determination will be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required by this Section 9, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. Both the Company and you shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 9. Any reduction in payments and/or benefits required by this Section 9 shall occur in the following order: (1) reduction of cash payments; and (2) reduction of other benefits paid to you. In the event that acceleration of vesting of equity awards is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant for your equity awards.

10. Definition of Terms. The following terms referred to in this Agreement shall have the following meanings:

(a) Cause. “Cause” shall mean: (i) commission of a felony or any crime involving moral turpitude by you; (ii) your participation in any fraud or act of dishonesty against the Company; (iii) your persistent neglect of your job duties; (iv) your material breach of any written agreement entered into between you and the Company (including but not limited to your Employee Confidential Information and Inventions Assignment Agreement); (v) misconduct or other violation of Company policy that causes material harm to the Company; (vi) breach by you of any fiduciary duty owed to the Company; or (vii) conduct by you which in the good faith and reasonable determination of the Board demonstrates gross unfitness to serve; provided that, in the case of sections (iii), (iv) and (vii) in this paragraph, such conduct remains uncured after 30 days’ written notice from the Company (which the Company only must provide if it deems such conduct curable).

(b) Change of Control. At any time prior to the date the Company first becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), “Change of Control” means an “Acquisition” as such term is defined in Section 4(b) of Article IV in the Company’s Amended and Restated Certificate of Incorporation in effect as of the date of this Agreement. On or after the date the Company first becomes subject to the reporting requirements of the Exchange Act, “Change of Control” shall mean the occurrence of any of the following, in one or a series of related transactions:

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(i) Any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities; or

(ii) Any action or event occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” shall mean directors who either (A) are directors of the Company as of the date hereof, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iii) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(iv) The consummation of the sale, lease or other disposition by the Company of all or substantially all the Company’s assets.

(c) Good Reason. “Good Reason” shall mean one or more of the following events occurring without your written consent: (i) a material reduction of your primary job duties or level of responsibility (collectively, “Duties”) relative to your duties that were in effect immediately prior to such reduction; provided, however, that for purposes of this clause, a material reduction in your Duties will not be deemed to occur if: (A) the Company is acquired and made a division or business unit of a larger entity, and following the consummation of the Change in Control, your retain substantially similar Duties for such division or business unit of the acquiring corporation, but not for the entire acquiring corporation; or (B) solely because of a change in title; (ii) a ten percent (10%) reduction in then-current annual base salary (other than an across-the-board salary reduction for all similarly situated executives); or (iii) relocation of your principal place of employment to a place that increases your one-way commute by more than fifty (50) miles as compared to your then current principal place of employment immediately prior to such relocation. With respect to each of subsection (i), (ii), and (iii) above, you must provide notice to the Company of the condition giving rise to “Good Reason” within thirty (30) days of the initial existence of such condition, and the Company will have thirty (30) days following such notice to remedy such condition. You must resign your employment no later than fifteen (15) days following expiration of the Company’s thirty (30) day cure period or written receipt from the Company of its intent not to cure.

11. Miscellaneous. This letter, together with its exhibits, constitutes the complete and exclusive statement of your agreement with the Company regarding the terms of your employment with Fastly. It supersedes any other agreements or promises made to you by any party, whether oral or written. The terms of this offer letter agreement cannot be amended or modified (except with respect to those changes expressly reserved to the Company’s discretion in this letter), without a written modification signed by you and a duly authorized officer of the Company. The terms of this offer letter agreement are governed by the laws of the State of California without regard to conflicts of law principles. With respect to the enforcement of this offer letter agreement, no waiver of any right hereunder shall be effective unless it is in writing. For purposes of construction of this offer letter agreement, any ambiguity shall not be construed against either party as the drafter. This offer letter agreement may be executed in more than one counterpart, and signatures transmitted via facsimile or PDF shall be deemed equivalent to originals.

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Please sign and date this letter and the enclosed exhibits and return them to us by the close of business on May 3, 2019 if you wish to accept continued employment under the terms described above.

Sincerely, Fastly, Inc.

/s/ David Hornik
David Hornik
On behalf of the Board of Directors

Exhibit A – Signed Employee Confidential Information and Inventions Assignment Agreement

Exhibit B – Arbitration Agreement

Exhibit C – Form of Release

Understood and Accepted:	Date:

/s/ Artur Bergman	May 3, 2019

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Exhibit A

FASTLY, INC

Employee Confidential Information and Inventions Assignment Agreement

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Exhibit B

FASTLY, INC.

Arbitration Agreement

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Exhibit C

Release Agreement

I understand that my position with Fastly, Inc. (the “Company”) terminated effective                      (the “Separation Date”). The Company has agreed that if I choose to sign this Release Agreement (the “Release”) without revocation, the Company will provide me with certain severance benefits pursuant to the terms of the offer letter agreement between me and the Company dated May 3, 2019 (the “Offer Letter”). I understand that I am not entitled to these severance benefits unless I sign this Release without revocation. I also understand that, regardless of whether I sign this Release, the Company will pay me all of my accrued salary and vacation earned through the Separation Date, to which I am entitled by law.

In exchange for the severance benefits and other consideration provided to me under the Offer Letter, I hereby generally and completely release the Company, and its current and former directors, officers, employees, stockholders, shareholders, partners, agents, attorneys, predecessors, successors, parent and subsidiary entities, insurers, affiliates, and assigns (collectively, the “Released Parties”) from any and all claims, liabilities and obligations, both known and unknown, that arise out of or are in any way related to events, acts, conduct, or omissions occurring prior to my signing this Agreement (collectively, the “Released Claims”). The Released Claims include, but are not limited to: (1) all claims arising out of or in any way related to my employment with the Company, or its affiliates, or the termination of that employment; (2) all claims related to my compensation or benefits, including salary, bonuses, commissions, vacation pay, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership interests in the Company, or its affiliates; (3) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; (4) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (5) all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys’ fees, or other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act of 1990, the federal Age Discrimination in Employment Act of 1967 (as amended) (“ADEA”), the federal Employee Retirement Income Security Act of 1974 (as amended), the California Labor Code (as amended), and the California Fair Employment and Housing Act (as amended).

I acknowledge that I am knowingly and voluntarily waiving and releasing any rights I may have under the ADEA. I also acknowledge that the consideration given for the Released Claims is in addition to anything of value to which I was already entitled. I further acknowledge that I have been advised by this writing, as required by the ADEA, that: (a) the Released Claims do not apply to any rights or claims that arise after the date I sign this Release; (b) I should consult with an attorney prior to signing this Release (although I may choose voluntarily not to do so); (c) I have twenty-one (21) days to consider this Release (although I may choose to voluntarily to sign it sooner); (d) I have seven (7) days following the date I sign this Release to revoke the Release by providing written notice to an officer of the Company; and (e) the Release will not be effective until the date upon which the revocation period has expired unexercised, which will be the eighth day after I sign this Release (“Effective Date”).

I acknowledge that I have read and understand Section 1542 of the California Civil Code which reads as follows: “A general release does not extend to claims which the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release, and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.” I hereby expressly waive and relinquish all rights and benefits under that section and any law of any jurisdiction of similar effect with respect to my release of any claims hereunder.

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Notwithstanding the foregoing, the following are not included in the Released Claims (the “Excluded Claims”): (1) any rights or claims for indemnification I may have pursuant to any written indemnification agreement with the Company to which I am a party, the charter, bylaws, or operating agreements of the Company, or under applicable law; or (2) any rights which are not waivable as a matter of law. In addition, I understand that nothing in this Release limits my ability to file a charge or complaint with the Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, the Occupational Safety and Health Administration, the Securities and Exchange Commission or any other federal, state or local governmental agency or commission (“Government Agencies”). I further understand that this Release does not limit my ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company. While this Release does not limit my right to receive an award for information provided to the Securities and Exchange Commission, I understand and agree that, to maximum extent permitted by law, I am otherwise waiving any and all rights I may have to individual relief based on any claims that I have released and any rights I have waived by signing this Release. I hereby represent and warrant that, other than the Excluded Claims, I am not aware of any claims I have or might have against any of the Released Parties that are not included in the Released Claims.

I hereby agree not to disparage the Company, or its officers, directors, employees, shareholders or agents, in any manner likely to be harmful to them or their business, business reputation, or personal reputation; provided, however, that I will respond accurately and fully to any question, inquiry or request for information when required by legal process or in connection with a government investigation. In addition, I understand that nothing in this Release is intended to prohibit or restrain me in any manner from making disclosures that are protected under the whistleblower provisions of federal or state law or regulation.

I hereby represent that I have been paid all compensation owed and for all hours worked, I have received all the leave and leave benefits and protections for which I am eligible, and I have not suffered any on-the-job injury for which I have not already filed a workers’ compensation claim. I further acknowledge that, other than the severance benefits that will be provided to me pursuant to the Offer Letter and this Release, I have not earned and will not receive from the Company any additional compensation, severance, or benefits, with the exception of any vested right I may have under the express terms of a written ERISA-qualified benefit plan (e.g., 401(k) account). By way of example, I acknowledge that I have not earned and am not owed any bonus, vacation, incentive compensation, severance, commissions or equity.

I acknowledge that to become effective, I must sign and return this Release to the Company so that it is received not later than twenty-one (21) days following the date it is provided to me, and I must not revoke it thereafter.

EXECUTIVE:

Signature

Printed Name

Date:

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